EXPENSE LIMITATION AGREEMENT

THE KILLEN GROUP, INC
1189 Lancaster Avenue
Berwyn, Pennsylvania 19312

February 22, 2012

The Berwyn Funds
1189 Lancaster Avenue
Berwyn, Pennsylvania 19312

Dear Sirs:

The Killen Group, Inc confirms our agreement with The Berwyn Funds as follows:

1.           The Berwyn Funds are an open-end management investment company registered under the Investment Company Act of 1940 (the “Act”) and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions.  The Killen Group, Inc is currently engaged in the business of investing and reinvesting the assets of The Berwyn Cornerstone Fund Series (the “Fund”) in accordance with applicable limitations.  Pursuant to an Investment Advisory Agreement originally dated as of January 24, 2002 and amended July 1, 2010 (the “Advisory Agreement”), The Berwyn Funds have employed The Killen Group, Inc to manage the investment and reinvestment of such assets.

2.           The Killen Group, Inc hereby agree that it shall limit as provided herein the aggregate ordinary operating expenses (excluding taxes, interest, brokerage commissions and extraordinary expenses) incurred by the Fund, including but not limited to the fees (“Advisory Fees”) payable to us under the Advisory Agreement (the “Limitation”).  Under the Limitation, we agree that, through May 1, 2013, such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of the average daily net assets of the Fund equal to 1.25% on an annualized basis.  To determine The Killen Group’s liability for the Fund’s expenses in excess  the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter (the “Prorated

Limitation”).  The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”).  If Advisory Fees and other expenses of the Fund for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess (“Unaccrued Fees”).  In the event such excess exceeds the amount due as Advisory Fees, The Killen Group, Inc shall be responsible to the Fund to pay or absorb the additional excess (“Other Expenses Exceeding Limit”).

3.           Nothing in this Agreement shall be construed as preventing The Killen Group, Inc from voluntarily limiting, waiving or reimbursing the Fund’s expenses outside the contours of this Agreement.

4.           This Agreement shall become effective on May 1, 2012.  This Agreement may be terminated by either party hereto upon not less than 60 days’ prior written notice to the other party, provided, however, that (1) The Killen Group, Inc may not terminate this Agreement without the approval of The Berwyn Funds’ Board of Trustees, and (2) this Agreement will terminate automatically if, as and when The Killen Group, Inc ceases to serve as investment adviser of the Fund.

5.           This Agreement shall be construed in accordance with the laws of the Commonwealth of Pennsylvania, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

THE KILLEN GROUP, INC.

By: Robert E. Killen

Its: Chairman and Chief Executive Officer

Agreed to and accepted as of
the date first set forth above.

THE BERWYN FUNDS

By: Robert E. Killen

Its: Chairman and President